Exhibit 1

Media Relations Andrea Castro Velez	Investor Relations Pablo Gutiérrez
+57 (1) 603-9134 andrea.castro@cemex.com	+57 (1) 603-9051 pabloantonio.gutierrez@cemex.com

CEMEX LATAM HOLDINGS REPORTS

FIRST QUARTER 2019 RESULTS

•	Free cash flow reached US$17 million during the quarter, an improvement of US$45 million compared to that of the same period of 2018

•	Our controlling interest net income reached US$16 million during the quarter

•	Our net debt was reduced by US$30 million during the first quarter of 2019, from US$827 million as of December, to US$797 million as of March

BOGOTA, COLOMBIA. APRIL 25, 2019 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$258 million during the first quarter of 2019, a decline of 12% in U.S. dollar terms, or of 4% in local-currency terms, compared to those of the same period of 2018. Operating EBITDA reached US$55 million during the first quarter, a decline of 19% in U.S. dollar terms, or of 14% in local-currency terms, on a year-over-year basis.

During the first quarter of 2019, our consolidated domestic gray cement, ready-mix and aggregates volumes decreased by 1%, 4% and 11%, respectively, compared to those of the first quarter of 2018. Our consolidated prices in local-currency terms for domestic gray cement and ready-mix decreased by 1% and 2%, respectively, while for aggregates increased by 3%, during the quarter on a year over year basis.

Jaime Muguiro, CEO of CLH, said, “We are encouraged by the positive trends in Colombian national cement demand and by our cement volume and price performance during the quarter. Nevertheless, this positive trend in Colombia is not strong enough to offset weak markets across Central America. To respond to this challenging environment, we launched the cost saving program “Stronger CEMEX”, that would deliver up to US$10 million of savings per year. So far we have captured US$3 million”

Jaime Muguiro added, “Despite this challenging environment, we are very pleased with our free cash flow generation and debt reduction during the first quarter. Our free cash flow reached US$17 million dollars during this period, an improvement of US$45 million compared to that of the same quarter of 2018. Our net debt was reduced by US$30 million dollars during this period, from US$827 million as of December, to US$797 million as of March.”

Consolidated Corporate Results

During the first quarter, controlling interest net income was US$16 million, compared to US$30 million during the same quarter of 2018.

Geographical Markets First Quarter 2019 Highlights

Operating EBITDA in Colombia reached US$22 million, 13% lower in U.S. dollar terms, or 4% lower in local-currency terms, compared to that of the first quarter of 2018. Net sales during the quarter declined by 6% in U.S.-dollar terms, but increased by 4 percent in local-currency terms, to US$128 million during the first quarter of 2019.

In Panama, operating EBITDA decreased by 33% to US$14 million during the quarter. Net sales reached US$50 million during the first quarter of 2019, a 18% decline compared to those of the same period of 2018.

In Costa Rica, operating EBITDA reached US$10 million during the quarter, 3% higher in U.S. dollar terms, or 10% higher in local-currency terms, on a year-over-year basis. Net sales reached US$28 million, a decline of 22% in U.S. dollar terms, or of 17% in local-currency terms, compared to those of the first quarter of 2018.

In the Rest of CLH operating EBITDA declined by 22% in U.S. dollar terms, or by 19% in local-currency terms, to US$17 million during the quarter. Net sales reached US$57 million during the first quarter of 2019, 10% lower in U.S. dollar terms, or 6% lower in local-currency terms, compared to those of the same period of 2018.

In accordance with its vision, CLH will continue constantly evolving to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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